Exhibit 4.21

Summary of Share Purchase Agreement in Hebrew

Date:	November 19, 2002
Amended:	February 9, 2003 and March 16, 2003
Parties:	Israel Land Development Insurance Holdings Ltd. ("ILD")
Robomatix Technologies Ltd. ("Robomatix")

The Transaction: Robomatix acquired from ILD, approximately 2.4% of the issued and outstanding share capital (on a fully diluted basis) of its subsidiary, the Israel Land Development Insurance Company Ltd.

Consideration: NIS 6,000,000 (the “Consideration”)

Representations and Warranties: ILD and Robomatix made standard representations and warranties made in agreements of the same nature.

Options:

Robomatix received the following put options:

  A put option to sell all the purchased shares to ILD for the Consideration (linked to the Israeli Consumer Price Index for October 2003) and to purchase with such sum, ordinary shares in ICIC – The Israeli Credit Insurance Company Ltd or ICIC. The number of ICIC shares to be purchased shall be determined according to the value of ICIC calculated as follows: NIS 85 million linked to the Consumer Price Index for October 2002, less the sum of dividends paid to the shareholders of ICIC, from the date of the agreement until the exercising of this option. This option is exercisable from April 1, 2004 through March 31, 2005.

  An alternative put option to sell all the purchased shares to ILD for the Consideration (linked to the Israeli Consumer Price Index for October 2003) and to purchase with such sum, from ILD or, if ILD should see fit, from an ILD shareholder, ordinary shares in ILD. For each of the ILD shares, Robomatix will pay NIS 11 (linked to the Israeli Consumer Price Index for October 2003) plus interest. This option is exercisable from April 1, 2004 through August 31, 2004.

  In the event that ILD sells, or the Israel Land Development Insurance Company Ltd. issues, to a third party, more than 40% of the issued and outstanding share capital of the Israel Land Development Insurance Company Ltd., Robomatix shall be entitled to sell back all the shares of the Israel Land Development Insurance Company Ltd. purchased in the agreement. In such case Robomatix’s consideration will be the greater of: (a) the consideration paid for the shares (linked to the Israeli Consumer Price Index for October 2003), or; (b) the terms agreed upon between ILD and said third party. Alternatively, Robomatix shall be entitled to act in accordance with its co-sale rights.

ILD received the following call option:

  A call option to purchase Robomatix’s shares in the Israel Land Development Insurance Company Ltd. for NIS 6,000,000 plus 150% of the agreed upon interest rate accrued from the date of the agreement to the exercise of this option. This call option is exercisable at any time, provided that on the date of the exercise of the call option, Robomatix holds shares of the Israel Land Development Insurance Company. In the event that ILD sells shares of Israel Land Development Insurance Company to a third party at a price per share greater than the exercise price, within 4 months of exercising the call option, it shall pay Robomatix the difference between the higher price and the exercise price with regard to the shares included in the call option. This option shall terminate upon Robomatix exercising one of its put options as specified above.

Termination of Options:

All of the options (both of the Robomatix put options and the ILD call option) are mutually exclusive. In the event that notice is sent by one of the parties regarding its intention to exercise any of these options, the other two options shall automatically terminate as of the date of such notice. An exception shall apply to this provision, in the event that ILD sends Robomatix notice regarding its intention to exercise its call option, and on the date of such notice the price per share of ILD shares in the Tel Aviv Stock Exchange is higher than NIS 10. In such case Robomatix shall, for a period of 30 days from the date of receipt of such notice, be entitled to send ILD notice of its wish to exercise its alternative option, as specified above. Should Robomatix choose to exercise its alternative option, ILD’s call option shall terminate as of the date of receipt of notice from Robomatix.

Pre-emptive Rights:

In the event of the Israel Land Development Insurance Company Ltd. proposes to issue its shares, the following provisions shall apply:

  If the additional shares issued by the Israel Land Development Insurance Company Ltd. are purchased by ILD, Robomatix shall be entitled to purchase, under the same terms as the purchase made by ILD, an aggregate amount of ordinary shares that will maintain its original percentage of holdings of the Israel Land Development Insurance Company Ltd. issued and outstanding share capital. This option is subject to a share purchase price derived from a company value of NIS 250,000,000 or less, such company evaluation to be determined by independent assessor appointed by the Israel Land Development Insurance Company Ltd., and is exercisable for a period of 3 months following the purchase of the additional shares by ILD.

  If the additional shares are issued to a third party and such party acquires shares amounting to 40% or less of the issued and outstanding share capital of the Israel Land Development Insurance Company Ltd., Robomatix shall be entitled to purchase, under the same terms as the purchase made by said third party, an aggregate amount of ordinary shares that will maintain its original percentage of holdings of the Israel Land Development Insurance Company Ltd. issued and outstanding share capital. This option is exercisable for a period of 14 days following the purchase of the shares by the third party.

Co-Sale Rights:

In the event that ILD intends to sell to a third party, 40% or less of the issued and outstanding share capital of the Israel Land Development Insurance Company Ltd., Robomatix shall be entitled to participate in the sale of shares, under the same terms agreed upon between ILD and said third party, pro rata of its holdings at the time of sale in relation to those of ILD.

Proxy:

Commencing on the date of the agreement, Robomatix undertook to exercise its right to vote in connection with its shares in the Israel Land Development Insurance Company Ltd., only in the manner recommended and/or suggested by ILD. For this purpose Robomatix awarded ILD a proxy to vote in its place at any of the general meetings of the shareholders of the Israel Land Development Insurance Company Ltd. ILD shall indemnify Robomatix for any damages due to claims made against Robomatix in connection with the use of the proxy.